Miranda Gold Corp.

Unit 1 – 15782 Marine Drive

White Rock, B.C. V4B 1E6

Phone:  604-536-2711  Fax:  604-536-2788

February 28, 2011

To:

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 7010

From:

MIRANDA GOLD CORP.

Unit 1 – 15782 Marine Drive

White Rock, British Columbia

Canada  V4B 1E6

Re:

Miranda Gold Corp.

Reponses to Staff Comments dated February 3, 2011

To Form 20-F for Fiscal Year Ending August 31, 2010

Filed December 16, 2010

File Number 000-27760

Ladies and Gentlemen:

Miranda Gold Corp. (the “Company”) filed a Form 20-F for the Fiscal Year Ending August 31, 2010 on December 16, 2010 and the staff of the Securities and Exchange Commission issued a comment letter dated February 3, 2011 (the “February Staff Comments”).  On February 17, 2011 the Company requested a 10 day extension of time to file its responses by February 28, 2011.  The following are the February Staff Comments and the Company’s responses thereto.  References to page numbers in this memorandum are to page numbers in the Company’s Form 20-F filed on December 16, 2010.

Form 20-F for Fiscal Year Ending August 31, 2010

Staff Comment No. 1:

Qualitative and Quantitative Disclosures about Market Risk, page 68

We note your disclosure in which you state that you do not need to provide the information required by Item 11 as you are a “small business issuer”.  As indicated in General Instruction B(f) of Form 20-F, smaller reporting companies may not use the scaled disclosure requirements in Regulation S-X and Regulation S-K for purposes of preparing this form.  Please amend your document to disclose quantitative and qualitative information about market risk.

Company’s Response

It is our understanding, that as the Company is a non-accelerated filer we qualify as a “smaller reporting company” which includes companies qualified as “small business issuers” and because of qualifying for this category the instructions for Item 11 (c) (e) state that – “Small business issuers, as defined, need not provide the information required by this Item 11, whether or not they file on forms specially designated as small business issuers forms.

Page 2 Miranda Gold Corp. February 28, 2011 response to the SEC

A search of other filers in the same category as the Company reported on this Item 11 the same way as the Company.

It is noted that Note 3 of the Company’s audited consolidated annual financial statements for the year ended August 31, 2010 provides information comparable to that asked for in Item 11.

Staff Comment No. 2:

Controls and Procedures, page 69

Please note Item 15(b) of Form 20-F requires you to provide a management‘s report on internal control over financial reporting.  Please furnish this report in an amendment to the Form 20-F.

In addition, it appears your certifying officers’ conclusion of the effectiveness of your disclosure controls and procedures as of August 31, 2010 is no longer supportable given your initial omission of this report in the Form 20-F.  Under these circumstances, we would expect you to revise your disclosure to indicate your certifying officers have subsequently concluded your disclosure controls and procedures were not effective.

Company’s Response

The Company misread the instructions to the Form requirements and incorrectly omitted the management report on internal controls.

The Company’s disclosure in the Form 20-F Annual Report will be amended as follows:

Disclosure Controls and Procedures

At the end of the period covered by this Form 20-F Annual Report for the fiscal year ended August 31, 2010, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were ineffective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The management of Miranda is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

Page 3 Miranda Gold Corp. February 28, 2011 response to the SEC

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pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

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provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

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provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of August 31, 2010. In making this assessment, it used the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of August 31, 2010, the Company's internal control over financial reporting is ineffective based on those criteria and one material weakness was identified as outlined below.

The SEC has defined a material weakness as a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis.

The Company’s accounting personnel have limited expertise in interpreting and applying the rules of the Exchange Act and after the filing of the Form 20-F Annual Report for the fiscal year ended August 31, 2010, it was determined that the Company had failed to adequately disclose its Management’s Report on Internal Control over Financial Reporting and filed inadequate certifications of its principal executive officers.  The Company will take greater steps to have future filings reviewed by experts prior to filing to ensure the filings conform to the current rules and regulations of the Exchange.

Attestation Report of the Registered Accounting Firm

This Annual Report does not include an attestation report of Davidson & Company LLP, an independent registered public accounting firm that audited the Company's annual financial statements included in this Annual Report, regarding internal control over financial reporting. Management's report is not subject to attestation by the Company's registered public accounting firm pursuant the rules of the SEC that permit the Company to provide only management's report in this Annual Report.

Changes in Internal Controls over Financial Reporting

Other than the issue and remediation discussed above, there were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal year ended August 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Other than the corrective action discussed there no other significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Page 4 Miranda Gold Corp. February 28, 2011 response to the SEC

Staff Comment No. 3.

Change in Registrants Certifying Accountant, page 71

Please expand your disclosure to indicate whether you had any disagreements with Morgan and Company during your two most recent fiscal years and the subsequent interim period preceding their resignation on June 30, 2010, as required by Item 16F(a)(1)(iv) of Form 20-F.

In addition, please expand your disclosure to indicate whether you consulted with Davidson and Company LLP during your two most recent fiscal years and the subsequent interim period preceding their appointment as your current auditor, as required by Item 16F(3) of Form 20-F.

Finally, you indicate you have filed the letter from your former accountant that is required by Item 16F (3) of Form 20-F as Exhibit 15.1.  We are unable to locate this exhibit and request that you file it in an amendment to your Form 20-F.

Company’s response:

The Company’s disclosure in the Form 20-F Annual Report will be amended as follows:

During years ended August 31, 2009 and 2008, and up to the date of Morgan’s resignation on June 30, 2010, there were no (i) disagreements (as defined in Item 16F (a)(1)(iv) of Form 20–F and the related instructions to Item 16F) with Morgan on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events (as defined in Item 16F (a)(1)(v) of Form 20–F).

During the years ended August 31, 2009 and 2008, and up to the date of Davidson’s appointment on June 30, 2010,  neither we nor anyone on our behalf consulted with Davidson concerning (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and Davidson concluded that neither any written report nor any oral advice was provided to us that was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement with the former auditors or a reportable event.

The Company’s will include the letter from Morgan as Exhibit 15.1 which is also attached to this response for review.

Staff Comment No. 4.

Independent Auditors Report – Davidson & Company LLP

Please request your auditor sign their report dated December 9, 2010 and file it in an amendment to your Form 20-F.

Company’s response:

The Company will file the attached signed report dated December 9, 2010 in place of the conformed copy of the report originally filed.

Page 5 Miranda Gold Corp. February 28, 2011 response to the SEC

Staff Comment No. 5.

Note 2 – Significant Accounting Policies, Page 1

e)  Mineral Properties and Exploration Expenditures, Page 2

We note that your policy to expense exploration costs as incurred prior to the “determination of the feasibility of mining operations and a decision to proceed with development”.  Please clarify within your disclosure how you define feasibility.  Please note under US GAAP costs to search for and establish proven and probable reserves are considered exploratory in nature and are expensed as incurred.

Company’s response:

The Company considers feasibility to be a commercially mineable deposit which would consist of proven and probable reserves and the existence of a final or bankable feasibility study. We believe that these conditions are inherent in our significant accounting policy excerpt “feasibility of mining operations” and are also consistent with SEC Industry Guide 7. If the Commission requires further clarification in the significant accounting policy, this clarification can be added to the August 31, 2011 financial statements.

The definition of Feasibility Study in our 20F Glossary confirms this thinking, “A detailed engineering study to determine if a property can be mined at a profit and the best way to mine it.”

Staff Comment No. 6.

f) Impairment of Long Lived Assets, Page 2

We note that your disclosure in which you state when evaluating capitalized mineral interest costs for impairment you do not consider the estimated future cash flows from properties in the exploration/development stage due to the absence of reserves.  Under US GAAP, the carrying amount of a long lived asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result for the use and eventual disposition of the asset.  Also, an entity should include the cash flows associated with value beyond proven and probable reserves in estimates of future cash flows used to determine whether a mining asset is impaired.  Please tell us the methodology, estimates and assumptions you use under Canadian GAAP to determine whether the carrying amount of a mineral property is recoverable.  Address any differences in accounting at Note 13, if your policy is not consistent with guidance in FASB ASC 360-10-35-15 through 35-49 and 930-360-35-1 and 35-2.

Company’s response:

Mineral properties are reviewed for impairment (i.e. tested for recoverability) whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. This is the same for both Canadian and US GAAP with examples of such events or changes in circumstances being the same in both GAAP literatures.

Page 6 Miranda Gold Corp. February 28, 2011 response to the SEC

Under both GAAP’s estimates of future cash flows are used to test the recoverability of long-lived assets (i.e. mineral properties).

The first paragraph of the Company’s “Impairment of Long-Lived Assets” accounting policy is consistent with the above (i.e. both Canadian and US GAAP).

EIC-174 – Mining Exploration Costs and AcG-11 – Enterprises in the Development Stage under Canadian GAAP provide additional guidance as to factors that may indicate the need for the write-down of an asset. That is, they provide additional factors to consider in determining whether events or changes in circumstances would indicate that a mineral property carrying amount may not be recoverable.

Specifically, in EIC-174, “The Committee reached a consensus that a mining enterprise in the development stage that has initially capitalized exploration costs but has not established mineral reserves objectively and, therefore, may not have a reasonable basis for preparing a projection of the estimated future net cash flow from the property, is not obliged to conclude that the capitalized costs have been impaired”. That is, the absence of established reserves needed to develop estimated future cash flows in itself are not necessarily indicative of an event or changes in circumstances that would indicate that the carrying amount of a mineral property may not be recoverable.

The second paragraph of the Company’s “Impairment of Long-Lived Assets” accounting policy, and specifically the first two sentences, are consistent with the above paragraph. To clarify, these sentences are not inferring that when testing for recoverability (i.e. impairment) you do not consider the estimated future cash flows from properties due to the absence of reserves. When testing for recoverability, estimated future cash flows are used. Rather, it is stating that the absence of reserves in itself is not indicative of an event or circumstance that would lead to the conclusion that a mineral property needs to be tested for recoverability.

Accordingly, there is no difference between Canadian and US GAAP with respect to impairment of long-lived assets.

Staff Comment No. 7.

Note 4 – Marketable Securities, Page 7

We note you account for investments you hold in non-public companies at fair value and have classified such investments as available for sale.  Under US GAAP, the guidance found in FASB ASC 320 would not be applicable to these types of investments, as they do not appear to have a readily determinable fair value as defined by FASB ASC 320-10-20.  Rather for US GAAP purposes, you should account for these investments under the guidance of FASB ASC 325, which requires you to initially record them at cost and subsequently value them at lower of cost or market.  Please revise Note 13 to disclose this difference in accounting under US GAAP.

Page 7 Miranda Gold Corp. February 28, 2011 response to the SEC

Company’s response:

We do not disagree with your observation that the Company’s non-public investments should be subject to the guidance of FASB ASC 325. Specifically, that non-public investment’s are valued at cost with subsequent valuations at lower of cost or market (LCM”). However, we provide the following in support of the Company’s treatment.

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These non-public companies are entities in various stages of initiating or completing an initial public offering (“IPO”) on the TSX Venture Exchange.

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For the years presented two of these companies completed their IPO’s and began trading shortly after the Company’s year end.

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The values assigned to these companies are based on pricing of recent private placements and share issuances leading up to their IPO’s.

The Company believes this is a reasonable approach.

The revaluation gain (in contrast to LCM) in fiscal 2010 is $15,000 which the Company does not consider material.

Staff Comment No. 8.

Form 20-F for the Fiscal Year Ended August 31, 2010

Overview of Projects, page 23

We note your disclosure in this section, referring to mines and other mineral properties that exist in the area of your property.  Such disclosure may cause investors to infer that your property also has commercial mineralization because of its proximity to these mines and properties.  Please limit your disclosure to geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine.

Company’s response:

Immediately under the table of mineral properties held by the Company on Page 27 we have a disclaimer:  ”This Annual Report contains information about properties which we have no right to explore or mine.  We advise U.S. investors that the SEC’s mining operations disclosure guidelines generally preclude disclosing information of this type in documents filed with the SEC as we must focus on properties in which we do have an interest.  U.S. investors are cautioned that mineral deposits on adjacent properties that are mentioned by Miranda are not necessarily indicative of mineral deposits on our properties.  Miranda includes this information for the purpose of providing the reader with a frame of reference for the location of our properties.”

The Company has a similar disclaimer on its web site.

We are hopeful that the SEC finds this language sufficient to alert US investors to the fact but it is important to provide the reader with a frame of reference for the location of our mineral exploration properties.

Page 8 Miranda Gold Corp. February 28, 2011 response to the SEC

Staff Comment No. 9.

Form 20-F for the Fiscal Year Ended August 31, 2010

Overview of Projects, page 23

Please disclose your proposed exploration plan and budget for each mineral property to comply with paragraph (b)(3)(i) of Industry Guide 7.

Company’s response:

Miranda applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint venture partner to fund the exploration of the project to earn an interest.  In some agreements Miranda receives common stock and/or cash option payments as a portion of the joint venture partner’s cost to earn an interest.

Miranda’s exploration funds are expended on generative exploration programs, principally in Nevada, to identify prospective areas for staking and subsequent option to a partner to fund continued exploration.

The majority of Miranda’s option agreements require the funding partner to fund a minimum exploration program in each agreement year and all of those agreement commitments are found in note 6 of the audited consolidated financial statements for the year ended August 31, 2010.

The Company has little part in designing or directing the exploration program on each project or the timing of the program as it is up to the funding partner.

Staff Comment No. 10.

Form 20-F for the Fiscal Year Ended August 31, 2010

Overview of Projects, page 23

Please expand your disclosure to include a brief description of the QA/QC protocols utilized in handling the results of your exploration program, covering sample preparation, custody, and assay precision / accuracy.

Company’s response:

See response to staff comment No. 9.  Miranda does not conduct the exploration programs on its mineral properties.

The QA/QC protocols for its generative exploration sample programs can be summarized as:

Rock, soil and stream sediment samples taken for Miranda’s project generative program are collected and bagged in the field and transported to either Miranda’s secure sample storage area or taken directly to ALS Chemex or SGS sample preparation facilities in Elko, Nevada.

Page 9 Miranda Gold Corp. February 28, 2011 response to the SEC

All samples are fire assayed for gold and also analyzed for a 51 element package by a combination of ICP-MS and ICP-AES (Inductively Coupled Plasma with mass spectroscopy and atomic emission spectroscopy). Nominal prepped sample for gold fire assay fusion is a 30 gram pulverized sample weight. Nominal prepped sample for trace element ICP-ME and AES is a 250 gram pulverized (80 percent passing 75 microns) split from the original   sample for rocks and a 250 gram pulverized split after sieving sample to < 180 microns (80 mesh) for stream sediment and soil samples.  ICP-MS and AES trace element sample digestion is by aqua regia.  Detection limits are from 0.001 to 10 ppm for gold and variable for trace elements. Samples showing values above 10 ppm gold are routinely reassayed.

A blank (zero gold value) and a standard (known gold value) sample is submitted for each grouping of thirty to fifty samples, and selected samples are reanalyzed when blanks or standard samples show a significant (20 percent with standards or 30ppb gold with blanks) variance from known values. Standard and blank check samples verify gold values but not trace element values. Duplicate samples are not submitted surface samples.

Staff Comment No. 11.

Redlich Property, Esmeralda County, Nevada, page 35

We note you state two high-grade drill samples of 0.438 opt gold and 0.788 opt gold occur to the southeast of the defined plane at a distance of 1,065 feet and 5,000 feet.  Please also disclose the hole identification number, total length of the drill hole, and length of the interval associated with the sample result.

Company’s response:

At approximately 1,065ft and 5,000ft distance respectively from the “defined plane” are drill holes R-1 with a total depth of 725ft and a 5ft intercept of 15 g Au/t (0.438 oz Au/t) from 545 to 550ft, and R-43 with a total depth of 580ft and 5ft intercept of 27 g Au/t (0.788 oz Au/t) from 270 to 275ft.

Staff Comment No. 12.

Ester Dome Project, Fairbanks Mining District, Alaska, page 36

We note you state Fairbanks District has produced over 9.5 million ounces of alluvial gold.  Please disclose the source of all historical information provided in your filing.

Company’s response:

Source of historic alluvial gold production of over 9.5 million ounces for Fairbanks District is from Northern Associates, Inc, 2005. Ester Dome Project, Fairbanks District, AK, provided by Range Minerals Corporation with whom a lease agreement was signed with Miranda Gold. Economic Geology Monograph 9, (1997) provides a number of 8M ounces placer gold production up to 1959. The difference between the 8M and 9.5M is an estimate of production from 1959 to present by Sam Dashevsky of Northern Associates, a professional geologist in Fairbanks, AK.  Internet sources (http://alaskaproducers.org/history-of-mining-in-alaska?showall=1) list historic placer and lode production of the Fairbanks District as 11.8M ounces of gold.

Page 10 Miranda Gold Corp. February 28, 2011 response to the SEC

Closing Response

The Company hereby acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doris Meyer at 604-536-2711, our Chief Financial Officer and Corporate Secretary with any questions regarding this response.  The Company awaits your instructions regarding the need to it to file an amended Form 20-F for the fiscal year ended August 31, 2010.

Yours truly,

MIRANDA GOLD CORP.

/s/ Ken Cunningham

Ken Cunningham

President and Chief Executive Officer

Enclosures:

Exhibit 15.1

Signed Davidson & Company audit report